UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 1-U

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CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 4, 2023

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LIVECARE, INC.

(Exact name of issuer as specified in its charter)

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Delaware	83-1151012	74-2781950
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1500 East Venice Avenue, Suite 411, Venice FL 94292

(Address of Principal Executive Offices)

(800) 345-0491

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	LVCE	Nasdaq Capital Market

Item 4. Changes in Issuer’s Certifying Accountants.

(a)             The Board of Directors (the “Board”) of LiveCare, Inc. (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The Committee invited several public accounting firms to participate in the process. As a result of this process, the Committee approved the appointment of Bodwell Vasek Wells DeSimone LLP (“BVWD”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The decision to change accountants to BVWD from TAAD LLP (“TAAD”) was approved by the Board, effective December 4, 2023.

The reports of TAAD on the Company’s financial statements as of and for the fiscal years ended December 31, 2021, and December 31, 2022, did not contain an adverse opinion or disclaimer of opinion, were qualified as to the Company’s ability to continue as a going concern but were not qualified as to audit scope or accounting principles. During the two fiscal years ended December 31, 2022, and the subsequent interim period preceding such dismissal, (i) there was no disagreement with TAAD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to the satisfaction of TAAD, would have caused TAAD to make reference to the subject matter of the disagreement in connection with their reports, and (ii) there were no “reportable events” within the meaning of Item 304(a) (1)(v) of Regulation S-K.

The Company has provided TAAD with a copy of the disclosures contained in this Form 8-K and has requested that TAAD furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether TAAD agrees with the statements contained herein and, if not, stating the respects in which it does not agree. A copy of the letter from TAAD concurring with the statements contained herein is attached as Exhibit 16.1 to this Form 8-K.

(b)           During the two fiscal years ended December 31, 2022 and the subsequent interim period preceding such appointment, the Company did not consult with BVWD regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement with BVWD or a “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

16.1	TAAD LLP letter dated December 5, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on December 6, 2023, by the following person on behalf of the issuer and in the capacity stated.

LiveCare, Inc.

By: /s/ Cornelius M. Rockwell

Name: Cornelius M. Rockwell

(Principal Executive Officer)